CONSENT OF TROY FULLER

The undersigned hereby consents to: (i) the use of the written disclosure derived from the technical report titled “Updated NI 43-101 Technical Report, Fosterville Gold Mine in the State of Victoria, Australian, prepared for Kirkland Lake Gold Ltd”, effective December 31, 2018 and the technical report titled “Fosterville Mineral Resources Estimates”, effective December 21, 2020 (collectively, the “Technical Reports”), in the Annual Information Form for the year ended December 31, 2020 (the “AIF”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2020, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; (ii) the use of the written disclosure derived from the Technical Reports in the Management’s Discussion and Analysis for the years ended December 31, 2020 and 2019 (the “MD&A”) of the Company being filed as an exhibit to the 40-F; and (iii) the use of my name in the AIF, the MD&A and the 40-F.

/s/ Troy Fuller
Troy Fuller

Date: March 30, 2021